October 6, 2016

VIA EDGAR

Mr. Justin Dobbie

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Expedia, Inc. Registration Statement on Form S-4; File No. 333-213740 Request for Acceleration

Dear Mr. Dobbie:

In accordance with Rule 461 under the Securities Act of 1933, as amended, Expedia, Inc. (the “Company”) hereby requests that its Registration Statement on Form S-4 filed with the Securities and Exchange Commission (the “Commission”) on September 22, 2016 (File No. 333-213740) (the “Registration Statement”), be made effective at 4:00 p.m. New York City time on October 11, 2016, or as soon as possible thereafter.

In connection with the foregoing request for acceleration of effectiveness, the Company hereby acknowledges the following:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Kathryn Gettles-Atwa of Wachtell, Lipton, Rosen & Katz at (212) 403-1142 or by email at KGettles-Atwa@wlrk.com with any questions you may have concerning this request. In addition, please notify Ms. Gettles-Atwa when this request for acceleration has been granted.

[SIGNATURE PAGE FOLLOWS]

EXPEDIA, INC.

By:	/s/ Robert J. Dzielak

Name:	Robert J. Dzielak
Title:	Executive Vice President, General Counsel and Secretary

cc:	Joshua A. Feltman, Wachtell, Lipton, Rosen & Katz

Kathryn Gettles-Atwa, Wachtell, Lipton, Rosen & Katz